UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
Dated December 22, 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

     On December 22, 2009, FreeSeas Inc. (the “Company”) announced that it is extending the expiration date for its 786,265 outstanding Class W warrants.
     The expiration date of the Class W warrants is extended to June 30, 2010 from December 31, 2009. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock. The exercise price of $2.50 per share and all other terms of the Class W warrants remain unchanged.
     A copy of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

     This Report on Form 6-K and the exhibit attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-149916 and 333-145098.
SUBMITTED HEREWITH:

Exhibit

99.1	Press Release dated December 22, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.
Date: December 22, 2009
By:	/s/ Alexandros Mylonas
	Name:	Alexandros Mylonas
	Title:	Chief Financial Officer

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